ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED JUNE 3, 2013 AND

THE PROSPECTUS DATED MAY 1, 2012)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-181089

JUNE 3, 2013

AFLAC INCORPORATED

$700,000,000

3.625% SENIOR NOTES DUE 2023

FINAL TERM SHEET

Dated June 3, 2013

Issuer:	Aflac Incorporated
Securities:	3.625% Senior Notes due 2023
Ratings*:	A3 / A- (stable/negative) (Moody’s / S&P)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	June 3, 2013
Settlement Date (T+5):	June 10, 2013, which is the fifth business day following the initial sale of the Notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the third business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to agree to a delayed settlement cycle at the time of any trade to prevent a failed settlement. Purchasers of the Notes who wish to make such trades should consult their own advisors.
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Runners:	Goldman, Sachs & Co.; Mizuho Securities USA Inc.; Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC
Senior Co-Managers:	Wells Fargo Securities, LLC; BNY Mellon Capital Markets, LLC; Merrill Lynch, Pierce, Fenner & Smith Incorporated and SMBC Nikko Capital Markets Limited
Co-Managers:	Credit Suisse Securities (USA) LLC and Fifth Third Securities, Inc.
Principal Amount:	$700,000,000
Public Offering Price:	100.00% of principal amount
Underwriting Discount:	0.65%
Proceeds, Before Expenses:	$695,450,000
Maturity Date:	June 15, 2023
Coupon:	3.625%
Benchmark Treasury:	1.750% due May 15, 2023
Spread to Benchmark:	+ 150 basis points
Treasury Yield:	2.125%

Re-offer Yield:	3.625%
Interest Payment Dates:	Semi-annually on June 15 and December 15, commencing on December 15, 2013
Record Dates:	June 1 and December 1 of each year
Optional Redemption:	In whole at any time or in part from time to time, at the sole option of the Issuer, at a redemption price equal to the greater of (1) 100% of the aggregate principal amount of the notes to be redeemed and (2) and amount equal to the sum of the present values of the remaining scheduled payments for principal of and interest on the notes to be redeemed, not including any portion of the payments of interest accrued as of such redemption date, discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 20 basis points, plus in each case (1) and (2), accrued and unpaid interest on the principal amount of the notes to be redeemed to, but excluding, such redemption date.
CUSIP/ISIN:	001055 AL6 / US001055AL64

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Mizuho Securities USA Inc. toll-free at 1-800-271-7403 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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